OKB

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
416

S

17004850

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. B. GRAHAM + CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 W. Katella Ave.
(No. and Street)

Orange	CA	92867
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Graham 714-628-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

1133 W. Olympic Blvd. # 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PS

OATH OR AFFIRMATION

I, Bruce Graham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B.B. Graham & Co., Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President / CEO

Title

Notary Public

MARIE E. GODINEZ
Commission # 2041576
Notary Public - California
Orange County
My Comm. Expires Sep 16, 201

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49477

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. B. GRAHAM + CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 W. Katella Ave.
(No. and Street)

Orange	CA	92867
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce Graham 714-628-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

1133 W. Olympic Blvd. # 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Graham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B.B. Graham & Co., Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President / CEO

Title

Notary Public

MARIE E. GODINEZ
Commission # 2041576
Notary Public - California
Orange County
My Comm. Expires Sep 16, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B.B. Graham & Company, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2016

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITOR'S STANDARD REPORT

To the Board of Directors and Shareholders
of B.B. Graham & Company, Inc.

I have audited the accompanying statement of financial condition of B.B. Graham & Company, Inc. as of December 31, 2016, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of B.B. Graham & Company, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B.B. Graham & Company, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 has been subjected to audit procedures performed in conjunction with the audit of B.B. Graham & Company, Inc.'s financial statements. The supplemental information is the responsibility of B.B. Graham & Company, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, CA
February 24, 2017

BB Graham & Company, Inc.
Statement of Financial Condition
December 31, 2016

Assets

Cash		
Checking and savings		$ 89,125
Money market		179,598
Total cash		268,723
Clearing broker deposit		50,000
Commissions receivable		314,005
Other receivable - allowable		20,646
Other receivable - non allowable		3,422
Prepaid expenses		16,272
Office equipment net of accumulated depreciation of $6,877		-
Total Assets		$ 673,068

Liabilities and Shareholder's Equity

Liabilities		
Bank overdraft		$ 586
Accrued expenses		10,022
Commissions payable		269,748
Credit card payable		4,596
Due to FINRA		66,449
Due to secondary broker		131,000
Salary and payroll taxes payable		20,553
Settlement payable		-
SIPC fee payable		2,705
Total Liabilities		505,659
Shareholder's Equity		
Common stock $1 par value, 100,000 shares authorized and issued; 11,000 shares outstanding)	$ 100	
Paid-in capital	259,900	
Retained earnings (deficit)	(92,591)	167,409
Total Liabilities and Shareholder's Equity		$ 673,068

See accompanying notes to financial statements

BB Graham & Company, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2016

Revenue	
Commissions	$ 2,616,572
Mutual funds	1,238,601
Insurance	1,185,949
Managed fee income	779,945
Interest income	121,710
Other income	88,846
Total Revenue	6,031,623
Expenses	
Commission expense	4,414,472
Salaries, wages and related expenses	979,350
Clearing fees net of reimbursement	(43,693)
E-mail capturing service	17,041
FINRA fees	98,451
Insurance expense	142,478
Interest expense	7,602
Office expense	27,619
Professional fees	34,825
Rent and storage	129,000
Settlement fees	55,000
Taxes and licenses	21,307
Technology fees	80,562
Telephone	37,936
Travel and entertainment	23,512
All other expenses	67,563
Total Expenses	6,093,025
Income (Loss) Before Tax Provision	(61,402)
Income Tax Provision	800
Net Income (Loss)	$ (62,202)

See accompanying notes to financial statements

BB Graham & Company, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2016

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2015	-	$ 100	$ 259,900	$ (30,389)	$ 229,611
Net Income (Loss)				(62,202)	(62,202)
Balance, December 31, 2016	-	$ 100	$ 259,900	$ (92,591)	$ 167,409

See accompanying notes to financial statements

BB Graham & Company, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities:	
Net income (loss)	$ (62,202)
Changes in operating assets and liabilities:	
Commissions receivable	8,545
Other receivable	(15,123)
Prepaid expenses	(812)
Bank overdraft	586
Accrued expenses	2,854
Capitalized lease obligation	-
Commissions payable	1,468
Credit card payable	(2,157)
Due to FINRA	(46,575)
Due to secondary broker	45,545
Salaries and payroll taxes payable	3,879
Settlement payable	(25,000)
SIPC payable	(607)
Income tax payable	-
Net cash provided (used) by operating activities	(89,599)
Cash Flows for Acquisition Activities:	
Cash Flows for Acquisition Activities	-
Cash Flows for Investing Activities:	
Cash Flows from Investing Activities	-
Net decrease in cash	(89,599)
Cash - beginning of the year	358,322
Cash - end of the year	$ 268,723
Supplemental Cash Flow Information	
Cash paid for interest	$ 7,602
Cash paid for income tax	$ 14,039

See accompanying notes to financial statements

B.B. Graham & Company, Inc.
Notes to Financial Statements
December 31, 2016

Note 1 – Organization and Nature of Business

B.B. Graham & Company, Inc. (the "Company") has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of August 8, 1996. The Company was incorporated in June 1996, and its membership in the NASD was approved May 1997. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company entered into an agreement with a clearing broker whereby the Company does not carry customer accounts. The Company introduces and forwards, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company forwards all funds and securities received in connection with its activities as a broker or dealer directly to the clearing broker and does not hold funds or securities for or owe funds or securities to customers.

Certain brokers (secondary clearing) clear their transactions through the Company and its clearing broker.

The Company has offices in California, Florida, Illinois, Iowa, Maryland, Minnesota, Missouri, Nebraska, New York, Oklahoma, and Texas.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds)
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities dealer
- Broker or dealer selling variable life insurance or annuities
- Solicitor of time deposits in a financial institution
- Broker or dealer selling oil and gas interests
- Put and call broker or dealer or option writer
- Investment advisory services
- Broker or dealer selling tax shelters or limited partnerships in the secondary market
- Private placements of securities
- Broker or dealer selling interests in mortgages or other receivables

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 2 – Significant Accounting Policies (continued)

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business and are recognized as earned. Securities trades are reported as of trade date.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2016, consist of the following:

	Receivable	**Payable**
Fees and commissions receivable/payable	$314,005	$ 0

B.B. Graham & Company, Inc.
Notes to Financial Statements
December 31, 2016

Note 5 – Related Party/Expense Sharing Agreement

The Company's sole shareholder purchased an office building and entered into a lease agreement to rent part of the building to the Company at $15,000 per month. This amount was reduced temporarily to $10,000 per month. For the year 2016 the rent paid to the sole shareholder was $120,000. In addition, the Company paid to the sole owner $9,000 during the year for separate storage space. Furthermore, the Company received $750 per month as technology fee income from an affiliated company, as well as a quarterly payment of $1,250 for trademark usage/licensing. In 2016 the total from the affiliated company was $14,000. Also in 2016, the Company was reimbursed by the affiliate for its portion of the E & O insurance premiums, totaling $7,750.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2016, the Company had net capital of $144,123 which was $110,411 in excess of its required net capital requirement of $33,712. The Company's aggregate indebtedness, $505,659 to net capital was 3.51 to 1.

Note 8 – Provision for Income Taxes

The Company files its Federal tax return on the cash basis. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

Note 9 – Deposit – Clearing Organization

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2016 was $50,000.

Note 10 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 11 – Leases

The Company leases office space and storage space from a related party. For 2016, rent expense was $129,000, all of which was paid to a related party (see Note 5).

Note 12 – Client Settlement

In order to save litigation expenses, the Company agreed to settle a client dispute for $55,000.

Note 13 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 24, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

BB Graham & Company, Inc.
Schedule I - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2016

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 167,409
Less - non allowable assets:	
Non allowable portion of accounts receivable	(3,422)
Prepaid expenses	(16,272)
Haircut	(3,592)
Net Capital	$ 144,123
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness -	
6.67% of net aggregate indebtedness	$ 33,712
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 33,712
Excess Capital	$ 110,411
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness	$ 93,557
Computation of Aggregate Indebtedness	
Total liabilities	$ 505,659
Aggregate indebtedness to net capital	3.51

Reconciliation
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 144,125
Variance	
Rounding	(2)
Net Capital per Audit Report	$ 144,123

See accompanying notes to financial statements

B.B. Graham & Company, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirement is not applicable to BB Graham & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

B.B. Graham & Company, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to B.B. Graham & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholders
of B.B. Graham & Company, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) B.B. Graham & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which B.B. Graham & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) B.B. Graham & Company, Inc. stated that B.B. Graham & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. B.B. Graham & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about B.B. Graham & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, CA

February 24, 2017

B. B. GRAHAM & CO. *Member FINRA, MSRB & SIPC*
KNOW YOUR OPTIONS™

Exemption Request Form

January 3, 2017

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

B.B. Graham & Company met the Section 240.15c3-3(k)(2)(ii) exemption for the period January 1, 2016 through December 31, 2016.

Sincerely,

Bruce Edwin Graham, President

1700 W. Katella Ave., 2nd Floor, Orange, CA 92867
Phone (714) 628-5200 (888) 847-2426 Fax (714) 516-3340